UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 26, 2017

Entegra Financial Corp.

(Exact Name of Registrant as Specified in its Charter)

North Carolina	001-35302	45-2460660
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer
Incorporation)		Identification Number)

14 One Center Court
Franklin, North Carolina	28734
(Address of Principal Executive Offices)	(Zip Code)

(828) 524-7000

(Registrant’s telephone number, including area code)

Not applicable
(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01       Entry into a Material Definitive Agreement.

On June 26, 2017, Entegra Financial Corp. (“Entegra”), the holding company for Entegra Bank, Franklin, North Carolina, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Chattohoochee Bank of Georgia, Gainsville, Georgia (“Chattahoochee”). Under the Merger Agreement, Chattahoochee will merge with and into Entegra Bank (the “Merger”). The aggregate merger consideration has a total current value of approximately $34.9 million, or $14.75 per share.

Subject to the terms and conditions of the Merger Agreement, Chattahoochee’s shareholders will have the right to receive cash in the amount of $14.75, shares of Entegra common stock, or a combination thereof, for each share of Chattahoochee common stock. The number of shares of Entegra common stock to be exchanged for each share of Chattahoochee common stock will be determined by dividing $14.75 by the 20-day average closing sales price per share of Entegra common stock ending on the trading day prior to the closing of the Merger, but in no event more than 0.7079 shares of Entegra common stock or less than 0.5792 shares of Entegra common stock for each share of Chattahoochee common stock. The total merger consideration will be prorated as necessary to ensure that 70% of the total outstanding shares of Chattahoochee common stock will be exchanged for cash, and 30% of the total outstanding shares of Chattahoochee common stock will be exchanged for shares of Entegra common stock. Additionally, at closing each outstanding and unexercised option or warrant to acquire shares of Chattahoochee common stock, whether or not previously vested, will be cancelled in exchange for a cash payment of $14.75 minus the exercise price for each Chattahoochee share subject to such option or warrant.

The Merger Agreement has been unanimously approved by the boards of directors of each of Entegra, Entegra Bank and Chattahoochee. The closing of the Merger is subject to the approval of Chattahoochee’s shareholders, requisite regulatory approvals, the effectiveness of a registration statement to be filed by Entegra with respect to the shares of Entegra common stock to be issued in the Merger, and other customary closing conditions. The parties anticipate closing the Merger during the fourth quarter of 2017.

In connection with entering into the Merger Agreement, each of the directors and executive officers of Chattahoochee has entered into a voting and support agreement (collectively, the “Support Agreements”). The Support Agreements generally require that each Chattahoochee director and executive officer votes all of his or her shares of Chattahoochee common stock in favor of the Merger and against alternative transactions, and generally prohibits the solicitation of an alternative transaction or the transfer of such shareholder’s shares of Chattahoochee common stock prior to the consummation of the Merger. The Support Agreements will terminate upon the earliest of the consummation of the Merger, in the event the Chattahoochee board of directors fails to recommend approval of the Merger Agreement to its shareholders, or upon the termination of the Merger Agreement in accordance with its terms.

The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of the parties; (ii) by either party in the event of a breach by the other party of any representation, warranty, covenant, or other agreement contained in the Merger Agreement which has not been cured within 30 days and where such breach is reasonably likely to permit such party to refuse to consummate the Merger; (iii) by either party in the event that any consent of any required regulatory authority is denied by final action or any law or order prohibiting the Merger becomes final and nonappealable; (iv) by either party if the required Chattahoochee shareholder approval is not obtained; (v) by either party in the event that the Merger is not consummated by March 31, 2018; (vi) by Entegra in the event that the Chattahoochee board of directors fails to recommend approval of the Merger Agreement to its shareholders; or (vii) by Chattahoochee, prior to Chattahoochee shareholder approval, in order to enter into a superior proposal. Upon termination of the Merger Agreement, under certain circumstances Chattahoochee may be required to pay Entegra a termination fee of $1.4 million.

The foregoing description of the Merger Agreement and the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the Support Agreements, which are attached hereto as Exhibit 2.1 and are incorporated herein by reference. The related joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure memoranda made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger, unless otherwise specified therein, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Entegra or Chattahoochee, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Entegra, Chattahoochee, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of Chattahoochee and a prospectus of Entegra, as well as in the Form 10-K, Forms 10-Q, Forms 8-K and other filings that Entegra makes with the Securities and Exchange Commission (“SEC”).

Item 8.01      Other Events.

Also on June 27, 2017, Entegra and Chattahoochee issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1.

Item 9.01       Financial Statements and Exhibits.

(d)       Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization, dated June 26, 2017, by and among Entegra Financial Corp., Entegra Bank and Chattahoochee Bank of Georgia.

99.1	Joint Press Release dated June 27, 2017, announcing the Merger Agreement.

FORWARD-LOOKING STATEMENTS

This Current Report may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Any statements that are not statements of historical fact may be deemed to be “forward-looking statements.” Such statements are often characterized by the use of qualifying words such as “expects,” “anticipates,” “believes,” “estimates,” “plans,” “projects,” or other statements concerning opinions or judgments of Entegra and its management about future events.

Such forward-looking statements include, but are not limited to, statements about the benefits of the combination of Entegra and Chattahoochee, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined bank’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statements. We assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Entegra’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the acquisition, including approval by Chattahoochee’s shareholders, on the expected terms and schedule; delay in closing the acquisition; difficulties and delays in integrating the Entegra and Chattahoochee businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the banks’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Board of Governors of the Federal Reserve and legislative and regulatory actions and reforms.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This Current Report is being made in respect of the proposed transaction involving Entegra and Chattahoochee. This material is not a solicitation of any vote or approval of Chattahoochee’s shareholders and is not a substitute for the proxy statement/prospectus or any other documents which and Chattahoochee may send in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed acquisition, Entegra will file with the SEC a registration statement on Form S-4 to register the shares of Entegra common stock to be issued to the shareholders of Chattahoochee. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Chattahoochee seeking their approval of the acquisition and related matters. In addition, Entegra may file other relevant documents concerning the proposed acquisition with the SEC.

 INVESTORS AND SHAREHOLDERS OF CHATTAHOOCHEE ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED ACQUISITION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTEGRA, CHATTAHOOCHEE AND THE PROPOSED TRANSACTION.

 Investors and shareholders may obtain free copies of these documents, when filed, through the website maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained, when available, by directing a request by telephone or mail to Entegra Financial Corp., 14 One Center Court, Franklin, North Carolina 28734, Attention: David Bright (telephone: (828) 524-7000), or Chattahoochee Bank of Georgia, 643 E E Butler Parkway, Gainesville, Georgia 30503, Attention: Investor Relations (telephone: (770) 536-0607), or by accessing Entegra’s website at www.entegrabank.com under “Investor Relations.” The information on Entegra’s and Chattahoochee’s websites is not, and shall not be deemed to be, a part of this Current Report or incorporated into other filings either company makes with the SEC.

Chattahoochee and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Chattahoochee in connection with the acquisition. Information about the directors and executive officers of Chattahoochee is set forth in the proxy statement for Chattahoochee’s 2017 annual meeting of shareholders. Additional information regarding the interests of these participants and other persons who may be deemed participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus when it becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ENTEGRA FINANCIAL CORP.

By:	/s/ David A. Bright
David A. Bright
Chief Financial Officer

Date: June 27, 2017

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated June 26, 2017, by and among Entegra Financial Corp., Entegra Bank and Chattahoochee Bank of Georgia.

99.1	Joint Press Release dated June 27, 2017 announcing the Merger Agreement.